SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)

PAID, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69561N 20 4

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 69561N 20 4

1.	Names of Reporting Persons Augustine Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 15,795,148

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 15,795,148

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,795,148

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 5.9%

12.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69561N 20 4

1.	Names of Reporting Persons Augustine Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 15,795,148

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 15,795,148

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,795,148

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 5.9%

12.	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69561N 20 4

1.	Names of Reporting Persons John T. Porter

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 15,795,148

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 15,795,148

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,795,148

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 5.9%

12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69561N 20 4

1.	Names of Reporting Persons Brian D. Porter

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 15,795,148

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 15,795,148

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,795,148

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 5.9%

12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69561N 20 4

1.	Names of Reporting Persons Thomas F. Duszynski

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 15,795,148

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 15,795,148

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,795,148

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 5.9%

12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 4 further amends the Schedule 13G originally filed on June 1, 2006, as amended on June 14, 2006, March 14, 2007 and February 12, 2009 and is filed with respect to the common stock of PAID, Inc., a corporation organized under the laws of the state of Delaware.

Item 1(a)	Name of Issuer: PAID, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 4 Brussels Street Worcester, MA 01610

Item 2(a)	Name of Person Filing: Augustine Fund, L.P. Augustine Capital Management, LLC John T. Porter Brian D. Porter Thomas F. Duszynski
Item 2(b)	Address of Principal Business Office, or if none, Residence: The business address of each person filing is 141 West Jackson Boulevard, Suite 2182, Chicago, IL 60604
Item 2(c)

Citizenship:
Augustine Fund, L.P. is an Illinois limited partnership;

Augustine Capital Management, LLC is a Delaware limited liability company;

John T. Porter, Brian D. Porter and Thomas F. Duszynski are all United States citizens and residents of the state of Illinois

Item 2(d)	Title of Class of Securities: Common Stock
Item 2(e)	CUSIP Number: 69561N204

Item 3 If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4	Ownership:

Augustine Fund, L.P. (“Augustine”) may be deemed to share power to vote and dispose of the shares owned of record with its general partner Augustine Capital Management (“Augustine Capital”) and with the controlling members, directors and officers of Augustine Capital, all of whom are John T. Porter, Brian D. Porter and Thomas F. Duszynski.  Shares owned of record by Augustine may be deemed to be beneficially owned by any or all of Augustine, Augustine Capital, John T. Porter, Brian D. Porter and Thomas F. Duszynski (collectively, the “Group Members”).

(a) Amount beneficially owned: The Group Members beneficially own 15,795,148 shares of the Common Stock of the Issuer.
(b) Percent of class: The Group Members beneficially own 5.9% of the Common Stock of the Issuer.
(c) Each of the Group Members has the number of shares listed below as to which each such Group Member has:
(i) Sole power to vote or to direct the vote -0-
(ii) Shared power to vote or to direct the vote 15,795,148
(iii) Sole power to dispose or to direct the disposition of -0-
(iv) Shared power to dispose or to direct the disposition of 15,795,148

Item 5	Ownership of Five Percent or Less of a Class;

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not Applicable

Item 8	Identification and Classification of Members of the Group:
See Attached Exhibit A – Joint Filing Agreement

Item 9	Notice of Dissolution of Group:
Not Applicable

Item 10	Certification:

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose and effect.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010

AUGUSTINE FUND, L.P.

	By:	AUGUSTINE CAPITAL MANAGEMENT, LLC
General Partner

	By:	/s/John T. Porter
John T. Porter, President

AUGUSTINE CAPITAL MANAGEMENT, LLC

	By:	/s/John T. Porter
John T. Porter, President

/s/John T. Porter
John T. Porter

/s/Brian D. Porter
Brian D. Porter

/s/Thomas F. Duszynski
Thomas F. Duszynski

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13-d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13G to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:  February 16, 2010

AUGUSTINE FUND, L.P.

By:	AUGUSTINE CAPITAL MANAGEMENT, LLC
General Partner

By:	/s/John T. Porter
John T. Porter, President

AUGUSTINE CAPITAL MANAGEMENT, LLC

By:	/s/John T. Porter
John T. Porter, President

/s/John T. Porter
John T. Porter

/s/Brian D. Porter
Brian D. Porter

/s/Thomas F. Duszynski
Thomas F. Duszynski